Suite 1120, Cathedral Place,

925 West Georgia Street
Vancouver, British Columbia, Canada  V6C 3L2
Tel:  (604) 687-6600

Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932

Email:  info@aurizon.com

www.aurizon.com

Toronto Stock Exchange Ticker Symbol – ARZ NYSE Amex Ticker Symbol – AZK U.S. Registration (File 001-31893) News Release Issue No. 23- 2011

August 31, 2011
FOR IMMEDIATE RELEASE

AURIZON REPORTS NEW HIGH GRADE VALUES AT FAYOLLE

Aurizon (TSX:ARZ; AMEX:AZK) (“Aurizon” or “the Company”) is pleased to announce a new series of drill results from the ongoing infill drilling program on the Fayolle project located 20 kilometres north-east of Rouyn-Noranda, Québec and 10 kilometres north of Aurizon's Joanna project. The targeted area is located along the Manneville Structural Zone, an extension of the Destor-Porcupine fault zone.

Since May 2010, Aurizon has invested $5 million on two drill programs under the joint venture agreement announced on May 18, 2010 with Typhoon Exploration Inc (“Typhoon”).  The Fayolle property is 100% owned by Typhoon and Aurizon can earn a 50% interest, subject to an underlying 2% net smelter royalty, by incurring expenditures of $10 million, and subscribing for $2 million in common shares of Typhoon, over four years.  Aurizon can earn an additional 15% interest for a total interest of 65% by either delivering a feasibility study or spending an additional $15 million on the project.

A total of 21,470 metres in 62 holes has been drilled to complete the infill drill program on the Fayolle deposit, primarily on a 25 metre grid spacing, at an approximate depth of between 25 to 250 metres.  Results from 34 new holes have been received and interpreted and results from 3 additional holes are pending.  Two drill programs are running simultaneously with one drill concentrated on the infill program and the extensions of the Fayolle deposit; and the other drill testing new targets 2.5 kilometres along the Manneville Break that passes through the property (see Aurizon press release dated August 9, 2011).

The objective of the infill drill program is to better define the mineralization geometry and grade distribution and update the mineral resource estimate.  A total of 13 holes returned one or more mineralized intervals showing a metal factor (true width in metres x the gold grade in grams per tonne) above 10 with a grade above 5 grams per tonne.  The best result returned 14.9 grams of gold per tonne over 30 meters, including 60 grams of gold per tonne over 6 meters in hole FA-11-55.  According to in-hole measurements of structural orientation and 3D grade modelling, intersections are considered to be approximately 85% of their true thickness.

“The infill drill results show an impressive series of well grouped, high grade intervals.  New results will define a detailed interpretation of mineralized structure and will improve the level of confidence essential for the upcoming resource estimate calculation.  Also, we are optimistic that the new shape of the plunging mineralization will allow an optimization of future step out drill targets. ” said Martin Demers P.Geo., Exploration Manager.

Mineralized intervals are part of a stacking of pluri-metric zones located inside a 50 to 100 metres wide favourable structure, plunging moderately towards the east.  Visually, this mineralized structure corresponds to a tectonic breccias mixed with deformed intrusive material of intermediate composition.   The drilling approach is based on an interpretation of high grade concentrations following a north, north-west orientation.  The drilling pattern covers 200 metres in all directions.  The mineralized area is open laterally near the surface.  At 200 metres depth, a massive basaltic unit limits the mineralization.  Extension of the drilling pattern will verify if a plunging effect is associated with this contact and if the mineralization continuity is conceivable.

News Release – August 31, 2011 Aurizon Reports New High Grade Values at Fayolle	Page | 2

The grades can generally be correlated with the intensity and complexity of brecciation.  Alteration is characterized by carbonates, chlorite and fuchsite in ultramafic rocks and by albite-hematite in dykes.  Gold is mostly observed as free grains up to a millimetre in size, as fracture-filling and veinlets in both host rocks.

Infill holes with metal factor (grade x thickness) >10
Hole	Total Length	From	To	Length	Grade
		(m)	(m)	(m)	(g/t Au)
FA-10-24	383	29.0	37.0	8.0	8.9
	including	29.0	33.0	4.0	17.0
		62.0	64.0	2.0	39.4
FA-11-33	288	82.0	84.0	2.0	31.3
FA-11-34	351	146.0	149.0	3.0	12.5
FA-11-35	288	60.0	67.0	7.0	3.6
	including	61.0	64.0	3.0	7.1
FA-10-40	510	230.0	238.0	8.0	2.7
FA-11-41	210	18.0	22.0	4.0	11.5
		31.0	39.0	8.0	6.9
	including	33.0	34.0	1.0	39.4
		169.0	173.0	4.0	5.6
	including	169.0	170.0	1.0	20.2
FA-11-43	306	55.0	58.0	3.0	7.4
		133.0	168.0	35.0	1.2
FA-11-45	339	39.0	45.0	6.0	8.5
		99.0	103.0	4.0	28.7
	and	102.0	103.0	1.0	65.5
FA-11-46B	369	Assays pending
FA-11-51	414	66.0	72.0	6.0	14.2
FA-11-53	333	223.0	226.0	3.0	8.3
FA-11-55	372	9.55	12.0	2.45	12.9
		27.0	57.0	30.0	14.9
	including	31.0	37.0	6.0	60.9
FA-11-56	354	77.0	85.0	8.0	19.6
	including	83.0	85.0	2.0	61.7

Outlook

The current drilling program on the Fayolle deposit is focused on expanding the current higher grade portion of the deposit and gaining enough information inside the mineralized trend and testing immediate extensions following gold enrichment and geological paths.  The program will include two drill rigs operating for the remainder of the year; one on the infill program and the second one on other targets within 2.5 kilometres of the Fayolle deposit. The cost for the remainder of the drilling program will be approximately $2.8 million.

News Release – August 31, 2011 Aurizon Reports New High Grade Values at Fayolle	Page | 3

Quality Control and Qualified Person

All drill core is oriented using Fordia’s “CorientR” tool to measure the geological structures of the drill core.  Core assays are performed on core sawed in half, with standard fire assay procedures and atomic absorption finish. Certified reference material, duplicates and blanks are inserted in the sample sequence for quality control.  Primary assaying is performed by ALS Chemex of Val d'Or.

Information of a scientific or technical nature included in this release has been prepared under the supervision of Martin Demers, P. Geo., Exploration Manager of Aurizon and Qualified Person under
NI 43-101.

Additional Information

The attached sketch shows holes location in plan view and longitudinal section.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

FOR MORE INFORMATION CONTACT:

Aurizon Mines Ltd.	Renmark Financial Communications Inc.
President & CEO: George Paspalas – 604-687-6600	1050 – 3400 De Maisonneuve Blvd West
VP Operations: Martin Bergeron – 819-874-4511	Montreal, QC H3Z 3B8
Investor Relations: jennifer.north@aurizon.com Telephone: 604-687-6600 Toll Free: 1-800-411-GOLD (4653) Email: info@aurizon.com Website: www.aurizon.com	Barry Mire: bmire@renmarkfinancial.com Matthew Planche: mplanche@renmarkfinancial.com Media: Guy Hurd: ghurd@renmarkfinancial.com Telephone: 514-939-3989 Fax:514-939-3717

FORWARD LOOKING STATEMENTS AND INFORMATION

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). The forward-looking information contained in this news release is made as of the date of this news release. Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.

Specifically, this news release contains forward-looking information with respect to future exploration work on the Fayolle property. Forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, that the current price of and demand for gold will be sustained or will improve. However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that required supplies, equipment or personnel will not be available or will not be available on a timely basis or that the cost of labour, equipment or supplies will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of accidents, labour disputes and other risks generally associated with exploration, unanticipated delays in obtaining governmental approvals or financing or in the completion of exploration activities, as well as those factors and other risks more fully described in Aurizon's Annual Information Form filed with the securities commission of all of the provinces and territories of Canada and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

News Release – August 31, 2011 Aurizon Reports New High Grade Values at Fayolle	Page | 4

AURIZON MINES LTD.

FAYOLLE PROJECT (QUEBEC)

August 31, 2011

Fayolle Project
Fayolle Deposit
Earn in
Joint Venture Claims
Typhoon / Aurizon
A
A'
FA-11-26
FA-11-03
FA-11-50
FA-11-48
FA-11-39
FA-11-49
FA-11-01
FA-11-37
FA-11-25B
5367200N
FA-11-02
FA-11-32
FA-11-35
FA-11-34
FA-11-47
FA-11-31
FA-11-27
FA-11-33
8.9/8.0
FA-10-24
FA-11-53
6.9/8.0
FA-11-41
31.3/2.0
FA-11-52
FA-11-46
FA-11-43
FA-11-51
39.4/2.0
FA-11-28
28.7/4.0
FA-11-54
FA-11-38
FA-11-40
14.2/6.0
8.5/6.0
FA-11-56
FA-11-44
FA-11-42
FA-11-29
FA-11-30
5367100N
FA-10-22
FA-10-23
FA-11-36
19.6/8.0
FA-11-55
14.9/30.0
FA-11-04
5367000N
Historical Hole
Hole 2010
New hole reported
2.4/15.0 =grams per tonne gold / metres
682100E
682200E
682300E
SNRC 32D07
UTM Nad83 Zone 17
Plan View
0
50m

A'
A
300m
200m
100m
Open to the South
Open to the North
Open at depth
FA-11-31
FA-11-41
11.5/4.0
6.9/8.0
5.6/4.0
FA-11-55
19.2/2.45
14.9/30.0
FA-11-43
7.4/3.0
1.2/35.0
FA-11-32
FA-10-22
FA-11-51
14.2/6.0
FA-11-35
3.6/7.0
FA-11-58
Assays pending
FA-11-57
Assays pending
FA-11-56
19.6/8.0
FA-11-45
8.5/6.0*
28.7/4.0
FA-11-33
31.3/2.0
FA-11-39
FA-11-37
FA-11-54
FA-10-24
8.9/8.0*
39.4/2.0*
FA-11-34
12.5/3.0
FA-11-01
FA-11-44
FA-11-53
8.3/3.0*
FA-10-23
FA-11-50
FA-11-52
FA-11-49
FA-11-42
FA-11-02
FA-10-09
FA-11-40
2.6/8.0
FA-11-46B
Assays pending
FA-11-47
Metal Factor
> 50
20 à 50
5 à 20
1 à 5
< 1
FA-11-36
FA-11-38
FA-11-03
FA-11-26
FA-11-48
FA-11-25B
200mS
100mS
0mN
100mN
2.4/15.0 = gram per tonne / metre
Looking 250°N, dip -50°
* outside the main mineralized zone
Longitudinal View
0
50m

Reference: News Release Issue No. 23 - 2011